

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2018

Edward Dongheng Liu
Chief Financial Officer
BeyondSpring Inc.
28 Liberty Street
39th Floor
New York, NY
10005

>   **Re: BeyondSpring Inc.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2017**
>   **Filed April 3, 2018**

Dear Mr. Liu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2017

Exhibits 12.1 and 12.2, page 1

1.   Refer to your Chief Executive Officer and Chief Financial Officer certifications in exhibits 12.1 and 12.2 under Item 19 of Form 20-F. Please amend your filing to include certifications that include the introductory language of paragraph 4 and the language of paragraph 4(b) in accordance with the instructions for exhibit 12 within Item 19. In addition, please remove the titles of the certifying officers at the beginning of the certifications.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ibolya Ignat at (202) 551-3636 or Jim Rosenberg at (202) 551-3679 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance